Exhibit 4.13
DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K of which this exhibit is a part, we have two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $0.10 per share, and (2) our 6.250% junior subordinated notes due 2058.
Except as otherwise indicated or the context otherwise requires, as used in this exhibit, the terms “Company,” “we,” “us” and “our” mean Unum Group and do not include its subsidiaries.

DESCRIPTION OF COMMON STOCK
The following is a brief description of our common stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are exhibits to this Annual Report on Form 10-K.
General
Under our amended and restated certificate of incorporation, we are authorized to issue a total of 725,000,000 shares of common stock having a par value of $.10 per share. All outstanding shares of common stock are fully paid and nonassessable. The common stock is listed on the New York Stock Exchange and trades under the symbol “UNM.”
Holders of common stock do not have any conversion, redemption, preemptive or cumulative voting rights. In the event of our dissolution, liquidation or winding-up, common stockholders will share ratably in any assets remaining after all creditors are paid in full, including holders of our debt securities, and after the liquidation preference of holders of preferred stock has been satisfied.
Dividends
Holders of common stock are entitled to participate equally in dividends when the board of directors declares dividends on shares of common stock out of funds legally available for dividends. The rights of holders of common stock to receive dividends are subject to the preferences of holders of preferred stock.
Voting Rights
Holders of common stock are entitled to one vote for each share held of record on all matters voted on by stockholders, including the election of directors.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, holders of common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities, and the total liquidation preferences of any outstanding shares of preferred stock.
Certain Provisions That May Have an Anti-Takeover Effect
Our amended and restated certificate of incorporation and amended and restated bylaws, and certain portions of Delaware law, contain certain provisions that may have an anti-takeover effect.
Special Meetings of Stockholders. A special meeting of our stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, or the lead independent director or by the secretary at the direction of a majority of the board or upon the written request(s) of one or more stockholders of record who own in the aggregate not less than 25% of the total number of outstanding shares of capital stock entitled to vote on the item(s) of business to be brought before the proposed special meeting as of the date of the request(s).

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings. Our amended and restated bylaws establish advance notice procedures for stockholder proposals concerning nominations for election to the board of directors and new business to be brought before meetings of stockholders. These procedures require that notice of such stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. To be timely, we must receive the notice at our principal executive offices within certain dates prior to the anniversary date of the annual meeting of stockholders before the one in which the stockholder proposal is to be considered. The notice must contain information required by the amended and restated bylaws. These provisions make it procedurally more difficult for a stockholder to place a proposed nomination or new business proposal on the meeting agenda and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management.
Action of Stockholders Without a Meeting. Any action of our stockholders may be taken at a meeting only and may not be taken by written consent.
Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation, such as our company, from engaging in a business combination, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.
The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors' ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.
Restriction on Ownership Under Insurance Laws
Most states, including the states in which our insurance company subsidiaries are domiciled, have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws and regulations apply to us and our insurance company subsidiaries, there can be no effective change in control unless the person seeking to acquire control has filed a statement with specified information with the insurance regulators and has obtained prior approval for the proposed change in control from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting stock of an insurance company or its parent, although this presumption is rebuttable. Consequently, a person may not acquire 10% or more of our common stock without the prior approval of the insurance regulators in the states in which we and our insurance company subsidiaries are domiciled.
Transfer Agent and Registrar
The transfer agent and registrar for shares of the common stock is Computershare Investor Services.

DESCRIPTION OF THE 6.250% JUNIOR SUBORDINATED NOTES
The following is a brief description of the material terms of our 6.250% junior subordinated notes due 2058 (the “junior subordinated notes”) and the subordinated indenture described below. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the subordinated indenture dated as of May 29, 2018 (the “subordinated indenture”), between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “trustee”), and the form of junior subordinated notes, which are exhibits to this Annual Report on Form 10-K.
General
We initially issued $300 million aggregate principal amount of junior subordinated notes under the subordinated indenture. The junior subordinated notes were issued only in denominations of $25 and integral multiples of $25 in excess thereof. As of December 31, 2021, $300 million aggregate principal amount of the junior subordinated notes was outstanding.
We listed the junior subordinated notes on the New York Stock Exchange.
The junior subordinated notes will mature on June 15, 2058 (the “maturity date”). The trustee will act as paying agent for the junior subordinated notes.
We may, without the consent of the holders, reopen the series of junior subordinated notes and issue additional junior subordinated notes under the subordinated indenture with the same terms (other than the issue date, the public offering price and, if applicable, the initial interest payment date and initial interest accrual date) and with the same CUSIP number as the junior subordinated notes offered hereby in an unlimited aggregate principal amount, provided that no additional junior subordinated notes may be issued unless they will be fungible with the junior subordinated notes for U.S. federal income tax and securities law purposes.
“business day” means, with respect to the junior subordinated notes, any day other than (i) a Saturday or Sunday, or (ii) a day that in the Borough of Manhattan, The City of New York is either a legal holiday or a day on which the federal or state banking institutions located therein are authorized or obligated by law, executive order or regulation to close.
The junior subordinated notes are not entitled to any sinking fund.
The junior subordinated notes and the subordinated indenture are governed by the laws of the State of New York.
Interest Rate and Interest Rate Payment Dates
The junior subordinated notes bear interest at the annual rate of 6.250%, and we pay accrued interest quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, subject to our rights and obligations under “—Option to Defer Interest Payments”. We refer to these dates as “interest payment dates” and we refer to the period from and including May 29, 2018 to but excluding the first interest payment date and each successive period from and including an interest payment date to but excluding the next interest payment date as an “interest period”.
Interest payments will be made to the persons or entities in whose names the junior subordinated notes are registered at the close of business on March 1, June 1, September 1 or December 1 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. The amount of interest payable for any interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months. In the event that any interest payment date falls on a day that is not a business day, the interest payment due on that date will be postponed to the next day that is a business day, and no additional interest will accrue as a result of that postponement.
Subordination
The junior subordinated notes are unsecured, subordinated and junior in right of payment to all of Unum Group’s existing and future senior debt and will rank pari passu with all of Unum Group’s 7.405% Junior Subordinated Deferrable Interest Debentures, Series A. In addition, the junior subordinated notes are structurally subordinated to any indebtedness of our subsidiaries. As of December 31, 2021, the aggregate amount of indebtedness of our subsidiaries (excluding intercompany liabilities) was approximately $203.7 million.

Upon any distribution to our creditors in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of, premium, if any, and interest on the junior subordinated notes will be subordinated to the extent provided in the subordinated indenture in right of payment to the prior payment in full of all of Unum Group’s senior debt, but our obligation to make payment of the principal of and interest on the junior subordinated notes will not otherwise be affected. No payment of principal, premium, if any, or interest may be made on the junior subordinated notes at any time in the event there shall have occurred and be continuing a default in any payment with respect to senior debt, or an event of default with respect to any senior debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default and we receive notice of the default.
We may resume payments on the junior subordinated notes when the default is cured or waived if the subordination provisions of the subordinated indenture otherwise permit payment at that time. After all senior debt is paid in full and until the junior subordinated notes are paid in full, holders of the junior subordinated notes will be subrogated to the rights of holders of senior debt to the extent that distributions otherwise payable to holders of junior subordinated notes have been applied to the payment of senior debt. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of Unum Group’s general creditors may recover more, ratably, than holders of the junior subordinated notes.
Senior debt is defined as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Unum Group whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the following, whether any such indebtedness exists as of the date of the subordinated indenture or is created, incurred, assumed or guaranteed after such date:
(1)any debt:
•for money we borrowed, or
•evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services, or
•which is a direct or indirect obligation which arises as a result of banker’s acceptances or bank letters of credit issued to secure our obligations, or to secure the payment of revenue bonds issued for our benefit, whether contingent or otherwise;
(2)any debt of others described in (1) which we have guaranteed or for which we are otherwise liable;
(3)our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease; and
(4)any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of (1), (2), and (3);
except that in computing our indebtedness, the following are not included in such computation:
•any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of our assets;
•any indebtedness, obligation or liability referred to in (1) through (4) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the junior subordinated notes, or ranks pari passu with the junior subordinated notes;
•any indebtedness, obligation or liability which is subordinated to Unum Group’s indebtedness to substantially the same extent as or to a greater extent than the junior subordinated notes are subordinated;

•any indebtedness to one of our subsidiaries;
•our 7.405% Junior Subordinated Deferrable Interest Debentures, Series A; and
•the junior subordinated notes.
Optional Redemption
The junior subordinated notes are redeemable at our election on or after June 15, 2023 or within 90 days after the occurrence of certain events prior to June 15, 2023, in each case at the applicable redemption price set forth below and are not subject to any sinking fund or similar provisions.
We may redeem the junior subordinated notes:
•in whole at any time or in part from time to time on or after June 15, 2023 at a redemption price per $25 principal amount of such junior subordinated notes equal to 100% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption; provided that if the junior subordinated notes are not redeemed in whole, at least $25 million aggregate principal amount of the junior subordinated notes, excluding any junior subordinated notes held by Unum Group or any of our affiliates, must remain outstanding after giving effect to such redemption;
•in whole, but not in part, at any time prior to June 15, 2023, within 90 days after the occurrence of a “tax event”, a “regulatory capital event” or a “rating agency event” at a redemption price per $25 principal amount of such junior subordinated notes equal to (i) in the case of a “tax event” or a “regulatory capital event”, 100% of their principal amount or (ii) in the case of a “rating agency event”, 102% of their principal amount, in each case plus accrued and unpaid interest to but excluding the date of redemption.
In either case, such amounts will be calculated by us.
“Tax event” means the receipt by Unum Group of an opinion of independent counsel experienced in such matters to the effect that, as a result of any:
•amendment to or change (including any officially announced proposed change) in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or effective on or after the initial issuance of the junior subordinated notes;
•official administrative decision or judicial decision or administrative action or other official pronouncement (including a private letter ruling, technical advice memorandum or other similar pronouncement) by any court, government agency or regulatory authority that reflects an amendment to, or change in, the interpretation or application of those laws or regulations that is announced on or after the initial issuance of the junior subordinated notes; or
•threatened challenge asserted in connection with an audit of Unum Group, or a threatened challenge asserted in writing against any taxpayer that has raised capital through the issuance of securities that are substantially similar to the junior subordinated notes, which challenge is asserted against Unum Group or becomes publicly known on or after the initial issuance of the junior subordinated notes;
there is more than an insubstantial increase in the risk that interest payable by Unum Group on the junior subordinated notes is not, or within 90 days of the date of such opinion will not be, deductible by Unum Group, in whole or in part, for U.S. federal income tax purposes; provided that a change of tax law under section 163(j) of the Internal Revenue Code of 1986, as amended (“section 163(j)”) (including any amendment to section 163(j), and any amendment to or the issuance of regulations or another official administrative pronouncement under section 163(j)), shall not give rise to a “tax event” unless, in the opinion of independent counsel experienced in such matters, the change of tax law under section 163(j) limits, defers or prohibits the deduction of interest on the junior subordinated notes in a manner or to an extent different from interest on senior debt obligations of ours by reason of the specific characteristics of the junior subordinated.

“Rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Securities Exchange Act of 1934, as amended, that then publishes a rating for Unum Group (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the junior subordinated notes, which amendment, clarification or change results in:
•the shortening of the length of time the junior subordinated notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the junior subordinated notes; or
•the lowering of the equity credit (including up to a lesser amount) assigned to the junior subordinated notes by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the junior subordinated notes.
“Regulatory capital event” means that we become subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to us as a result of being so subject set forth criteria pursuant to which the full principal amount of the junior subordinated notes would not qualify as capital under such capital adequacy guidelines, as we may determine at any time, in our sole discretion.
Notice of any redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the junior subordinated notes to be redeemed at its registered address. The notice of redemption for the junior subordinated notes will state, among other things, the amount of the junior subordinated notes to be redeemed, the redemption date, the manner of calculation of the redemption price and the place or places that payment will be made upon presentation and surrender of the junior subordinated notes to be redeemed. If less than all of the junior subordinated notes are to be redeemed at our option, the trustee will select, in a manner it deems fair and appropriate, the junior subordinated notes, or portions of the junior subordinated notes, to be redeemed, or if the junior subordinated notes are in global form, in accordance with the procedures of DTC. Unless we default in the payment of the redemption price, interest will cease to accrue on any junior subordinated notes that have been called for redemption at the redemption date.
We may not redeem the junior subordinated notes in part unless all accrued and unpaid interest, including deferred interest, has been paid in full on all outstanding junior subordinated notes for all interest periods terminating on or before the redemption date.
Neither we nor the trustee will be required (i) to issue, register the transfer of or exchange any junior subordinated notes during a period beginning at the opening of business 15 days before the day of the delivery of a notice to holders of redemption of the junior subordinated notes selected for redemption and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any junior subordinated notes so selected for redemption in whole or in part, except the unredeemed portion of any such junior subordinated notes being redeemed in part.
Option to Defer Interest Payments
So long as no event of default with respect to the junior subordinated notes has occurred and is continuing, we may elect at one or more times to defer payment of interest on the junior subordinated notes for one or more consecutive interest periods that do not exceed five years. We may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an event of default (which, under the subordinated indenture, is limited to certain events of bankruptcy, insolvency or receivership involving Unum Group) or any other earlier redemption of the junior subordinated notes.
During a deferral period, interest will continue to accrue on the junior subordinated notes, and deferred interest on the junior subordinated notes will bear additional interest at the interest rate, compounded on each interest payment date, subject to applicable law. As used herein, a “deferral period” refers to the period beginning on an interest payment date with respect to which we defer interest and ending on the earlier of (i) the fifth anniversary of that interest payment date and (ii) the next interest payment date on which we have paid all deferred and unpaid amounts (including compounded interest on such deferred amounts) and all other accrued interest on the junior subordinated notes. When we use the term “interest” in this summary, we are referring not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

At the end of five years following the commencement of a deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. If we have paid all deferred interest (including compounded interest thereon) on the junior subordinated notes, we can again defer interest payments on the junior subordinated notes as described above.
We will give the holders of the junior subordinated notes and the trustee written notice of our election to commence or continue a deferral period at least five and not more than 60 business days before the next interest payment date.
We have no present intention to defer interest payments.
Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances
We have agreed in the subordinated indenture that, so long as any junior subordinated notes remain outstanding, if we have given notice of our election to defer interest payments on the junior subordinated notes but the related deferral period has not yet commenced, or a deferral period is continuing; then we will not, nor will we permit our subsidiaries to:
•declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;
•make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank upon our liquidation on a parity with or junior to the junior subordinated notes; or
•make any guarantee payments regarding any guarantee issued by Unum Group of securities of any of our subsidiaries if the guarantee ranks upon our liquidation on a parity with or junior to the junior subordinated notes.
The restrictions listed above do not apply to:
•any purchase, redemption or other acquisition of shares of our capital stock in connection with:
◦any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors;
◦the satisfaction of our obligations pursuant to any contract entered into prior to the beginning of the applicable deferral period;
◦a dividend reinvestment or shareholder purchase plan; or
◦the issuance of our capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction, the definitive agreement for which is entered into prior to the applicable deferral period;
•any exchange, redemption or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of our capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;
•any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;
•any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;
•any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock; or
•(i) any payment of current or deferred interest on parity securities that is made pro rata to the amounts due on such parity securities (including the junior subordinated notes) and (ii) any payment of principal or current or deferred interest on parity securities that, if not made, would cause Unum Group to breach the terms of the instrument governing such parity securities.
For the avoidance of doubt, no terms of the junior subordinated notes will restrict in any manner the ability of any of our subsidiaries to pay dividends or make any distributions to us or to any of our other subsidiaries.
Events of Default; Notice and Waiver
An “event of default” with respect to the junior subordinated notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving Unum Group.
The subordinated indenture refers to breaches that are not “events of default” as “defaults”. They include, among other things:
•the failure to pay interest, including compounded interest, in full on any junior subordinated notes for a period of 30 days after the conclusion of a five-year period following the commencement of any deferral period if such deferral period has not ended prior to the conclusion of such five-year period;
•the failure to pay principal of or premium, if any, on the junior subordinated notes when due; or
•a failure to comply with our covenants under the subordinated indenture.
A “default” also includes, for example, a failure to pay interest within 30 days of the relevant interest payment date if we do not give a timely written notice of our election to commence or continue a deferral period. If we do not give a timely written notice of our election to commence or continue a deferral period and fail to pay interest within 30 days of the relevant interest payment date, any holder of junior subordinated notes may seek to enforce our obligation to make the missed interest payment, including through legal process. However, there is no right of acceleration except upon the occurrence of an event of default as described above.
If we do give a timely written notice of our election to commence or continue a deferral period on any interest payment date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no “default” arises from our non-payment of interest on such interest payment date.
The subordinated indenture provides that the trustee must give holders notice of all defaults or events of default within 90 days after it becomes actually known to a responsible officer of the trustee. However, except in the case of a default in payment on the junior subordinated notes, the trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.
If an event of default under the subordinated indenture occurs, the entire principal amount of the junior subordinated notes will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the junior subordinated notes. There is no right of acceleration in the case of any payment default or other breaches of covenants under the subordinated indenture or the junior subordinated notes.
Notwithstanding the foregoing, in the case of a default in the payment of principal of or interest on the junior subordinated notes including any compound interest (and, in the case of payment of deferred interest, such failure to pay shall have continued for 30 calendar days after the conclusion of the deferral period), the holder of a junior subordinated note may, or if directed by the holders of a majority in principal amount of the junior subordinated notes the trustee shall, subject to the conditions set forth in the subordinated indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail to make payment thereof upon demand.
The holders of a majority in aggregate principal amount of the outstanding junior subordinated notes may waive any past default, except:
•a default in payment of principal or interest; or

•a default under any provision of the subordinated indenture that itself cannot be modified or amended without the consent of the holders of all outstanding junior subordinated notes.
The holders of a majority in principal amount of the junior subordinated notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to the provisions of the subordinated indenture.
The trustee shall have no right or obligation under the subordinated indenture or otherwise to exercise any remedies on behalf of any holders of the junior subordinated notes pursuant to the subordinated indenture in connection with any “default”, unless such remedies are available under the subordinated indenture and the trustee is directed to exercise such remedies by the holders of a majority in principal amount of the junior subordinated notes pursuant to and subject to the conditions of the subordinated indenture. In connection with any such exercise of remedies the trustee shall be entitled to the same immunities and protections and remedial rights (other than acceleration) as if such “default” were an “event of default”.
Actions Not Restricted by the Subordinated Indenture
The subordinated indenture does not contain restrictions on our ability to:
•incur, assume or become liable for any type of debt or other obligation;
•create liens on our property for any purpose; or
•pay dividends or make distributions on our capital stock or purchase or redeem our capital stock, except as set forth under “—Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances” above, or make debt payments on, or purchase, redeem or retire, any senior debt.
The subordinated indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the subordinated indenture does not contain any provisions that would require Unum Group to repurchase or redeem or modify the terms of any of the junior subordinated notes upon a change of control or other event involving Unum Group that may adversely affect the creditworthiness of the junior subordinated notes.
Denominations, Transfer and Exchange
The junior subordinated notes are held in the form of one or more global securities registered in the name of Cede & Co., as nominee of DTC, as described below under “— Book-Entry Delivery and Settlement”. The junior subordinated notes were issued only in denominations of $25 and integral multiples of $25 in excess thereof.
Defeasance
The junior subordinated notes are subject to the defeasance and covenant defeasance provisions of the subordinated indenture.
Merger, Consolidation or Sale
We may consolidate with, or sell, lease or otherwise transfer all or substantially all of our assets to, or merge with or into, any other corporation or trust or entity, provided that:
•we are the survivor in the merger, or the survivor, if not us, expressly assumes by supplemental indenture the due and punctual payment of the principal of, and any premium, interest or additional amounts on, all of the outstanding junior subordinated notes and the due and punctual performance and observance of all of the covenants and conditions contained in the subordinated indenture;
•immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction, as having been incurred by us or the subsidiary at the time of the transaction, there is no event of default under the indenture applicable to the junior subordinated notes, and no event which, after notice or the lapse of time, or both, would become an event of default; and

•certain other conditions that are described in the subordinated indenture.
Upon any such consolidation, merger, or sale, the successor corporation formed, or into which we are merged or to which we are sold, shall succeed to, and be substituted for, us under the subordinated indenture.
This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the subordinated indenture providing for a put or increased interest or that would otherwise afford holders of the junior subordinated notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.
Also, if we merge, consolidate or sell our assets substantially as an entirety and the successor is a non-U.S. entity, neither we nor any successor would have any obligation to compensate you for any resulting adverse tax consequences relating to the junior subordinated notes.
Modification of the Subordinated Indenture
Modification and amendment of the subordinated indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture which are affected by the modification or amendment, voting together as one class. However, no modification or amendment may, without the consent of the holder of each debt security affected, including the junior subordinated notes, do any of the following:
•change the stated maturity of the principal of, or any premium, make-whole amount, installment of principal of, interest or additional amounts payable on, any debt security;
•reduce the principal amount of, or the rate or amount of interest on, any premium, make-whole amount payable on redemption of or any additional amounts payable with respect to, any debt security;
•reduce the amount of principal of an original issue discount security, indexed security or any make-whole amount that would be due and payable upon declaration of acceleration of the maturity of an original issue discount security or indexed security, or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any debt security;
•change the place of payment or the currency or currencies of payment of the principal of, and any premium, make-whole amount, interest or additional amounts on, any debt security;
•impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;
•reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements contained in the applicable indenture;
•make any change that adversely affects the right to convert or exchange any security or decrease the conversion or exchange rate or increase the conversion or exchange price of any security; or
•modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.
We and the trustee may modify or amend the subordinated indenture, without the consent of any holder of debt securities, for any of the following purposes:
•to evidence the succession of another person to us as obligor under the subordinated indenture;

•to add to the covenants for the benefit of the holders of all or any series of debt securities, including the junior subordinated notes, or to surrender any right or power conferred upon us in the indenture;
•to add events of default for the benefit of the holders of all or any series of debt securities, including the junior subordinated notes;
•to secure the debt securities, including the junior subordinated notes;
•to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;
•to cure any ambiguity, defect or inconsistency in the subordinated indenture;
•to close the subordinated indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act;
•to supplement any of the provisions of the subordinated indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the debt securities, including the junior subordinated notes; or
•to make any provisions with respect to the conversion or exchange rights of the holders of any debt securities, including providing for the conversion or exchange of any debt securities, including the junior subordinated notes, into any of our securities or property;
provided that, in each case above, the action does not adversely affect the interests of the holders of the debt securities of any series, including the junior subordinated notes, issued under the subordinated indenture in any material respect.
Book-Entry Delivery and Settlement
Global Notes
We issued the junior subordinated notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes were deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.
DTC, Clearstream and Euroclear
Beneficial interests in the global notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.
DTC has advised us as follows:
•DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.
•DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.
•DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.
•Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.
•The rules applicable to DTC and its direct and indirect participants are on file with the SEC.
Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.
Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.
We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.
We expect that under procedures established by DTC:
•upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and
•ownership of the junior subordinated notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the junior subordinated notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in the junior subordinated notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the junior subordinated notes represented by that global note for all purposes under the subordinated indenture and under the junior subordinated notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the junior subordinated notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the subordinated indenture or under the junior subordinated notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of junior subordinated notes under the subordinated indenture or a global note.
Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of junior subordinated notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the junior subordinated notes.
Payments on the junior subordinated notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the junior subordinated notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.
Distributions on the junior subordinated notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
Distributions on the junior subordinated notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.
Clearance and Settlement Procedures
Initial settlement for the junior subordinated notes was made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant
European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the junior subordinated notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.
Because of time-zone differences, credits of the junior subordinated notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the junior subordinated notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the junior subordinated notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the junior subordinated notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.
Certificated Notes
We will issue certificated notes to each person that DTC identifies as the beneficial owner of the junior subordinated notes represented by a global note upon surrender by DTC of the global note if:
•DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;
•an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or
•we determine (subject to the procedures of DTC) not to have the junior subordinated notes represented by a global note.
Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the junior subordinated notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.